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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                 April 16, 2004

                             Commission File Number:
                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                         (1267) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X       Form 40-F
                                    ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes           No X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes           No X
                                  ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.

                                TABLE OF CONTENTS

Item
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     1. Press Release dated April 15, 2004 announcing the extension of MetroGAS'
        APE Solicitation.



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                                                                         Item 1.
                                                                         -------


[MetroGAS logo]

www.metrogas.com.ar
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                              FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                    Citigate Financial Intelligence
Pablo Boselli, Financial Manager                 Lucia Domville
(pboselli@metrogas.com.ar)                       (Lucia.Domville@citigatefi.com)
(5411) 4309-1511                                 (201) 499-3548

      METROGAS ANNOUNCES THE EXTENSION OF ITS SOLICITATION OF CONSENTS TO
      -------------------------------------------------------------------
                RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTEDNESS.
                -------------------------------------------------


        BUENOS AIRES, April 15, 2004 - MetroGAS S.A. (the "Company") today announced that it is further extending its solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and support agreements committing holders of its Existing Bank Debt to, execute an acuerdo preventivo extrajudicial (the "APE") until 5:00 p.m., New York City time, on May 20, 2004, unless further extended by the Company.

        APE Solicitation

        As of 5:00 p.m., New York City time, on April 14, 2004, powers of attorney and support agreements had been received with respect to approximately U.S.$108,540,116 principal amount of Existing Debt.

        The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 7, 2003.

        THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. NEITHER THE RIGHTS NOR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED AND WILL NOT REGISTER UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. THE APE SOLICITATION IS NOT BEING AND WILL NOT BE MADE TO HOLDERS OF EXISTING DEBT LOCATED IN ITALY AND WILL BE MADE TO THEM, IF AT ALL, AT A LATER DATE AND IN FULL COMPLIANCE WITH ITALIAN LAWS AND REGULATIONS.


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        The Information Agent for the APE Solicitation outside Argentina is GBR
Information Services and its telephone number is (212) 644-1772. The Information Agent within Argentina is JP Morgan Chase Bank Buenos Aires Branch and its telephone number is 5411-4348-3475/4325-8046.